December 22, 2016

Mr. Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance                                                 Filed via EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Orbotech Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed March 4, 2016

File No. 000-12790

Dear Mr. James:

On behalf of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”) this letter confirms receipt, by e-mail transmission on November 29, 2016, of the letter dated November 29, 2016, from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Comment Letter” and the “Commission”) regarding the filing referenced above.

For convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed immediately by the Company’s response to such comment:

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 14. Selected Statement of Operations Data

Segment and geographic information, page F-41

1.	We note that you aggregate your three operating segments, PCB, FPD, and SD, into one reportable segment. Please compare and contrast your operating segments relative to their economic characteristics and to each of the areas listed in ASC 280-10-50-11a to 11e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted.

Registrant’s Response

Background

The Company provides cutting-edge solutions designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Its core business lies in enabling electronic device manufacturers to read printed circuit boards and flat panel displays to verify their quality; write the pattern of the desired electronic circuitry on the relevant substrate and initiate repair through writing metalized circuits on multiple surfaces; and connect semiconductor devices using advanced packaging. The Registrant refers to this as enabling the ‘Language of Electronics’, which is the central objective of its business and the common thread unifying each of its principal operating segments. Almost all notebook-PCs, smartphones and tablets currently manufactured are produced, in part, using systems supplied by Orbotech.

The Company enables the ‘Language of Electronics’ through its three main operating segments: Printed Circuit Board (“PCB”), Flat Panel Display (“FPD”) and Semiconductor Device (“SD”)1. Each of these operating segments, as described below, is aggregated into the Company’s Production Solutions for the Electronics Industry reporting segment as determined by the Company in accordance with ASC 280-10-50.

[1]	The Company’s SD operating segment was created as a result of the Company’s acquisition of SPTS Technologies Group Limited and its consolidated subsidiaries (“SPTS”) on August 7, 2014. Prior to August 7, 2014, SPTS was a stand-alone company that prepared its financial statement information in accordance with U.K. GAAP.

A complete description of the Company’s operating segments is included on pages 23 to 25, 28 and 29 of its Annual Report on Form 20-F for the year ended December 31, 2015. For ease of reference, included below is a short description of each operating segment and relevant trends.

•	PCB – Due to the proliferation of smartphones, tablets and other mobile devices, the Company’s customers have faced increased demand for more complex, multilayer and high density, as well as flexible PCBs. For such complex boards, production yield drops dramatically as the number of likely defects increases, due ultimately to the increased sophistication, miniaturization and quality of these consumer end products. With respect to PCBs, the Company’s products enable the electronic circuitry required to interconnect components and improve production yields substantially.

•	FPD – The demand for high definition, ultra-high definition and zero defect televisions and mobile devices requires FPD manufacturers to develop more complex panel designs and to implement tighter production process controls. The inspection of liquid crystal displays (“LCD”s) and organic light-emitting diode (“OLED”) displays poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multilayered structure and high-density features and the fine nature of potential defects. LCD and OLED inspection, test and repair processes must also match the high production speeds of LCD facilities, a task made more challenging by the fact that LCD and OLED manufacturers have been utilizing high resolution for new complex displays. As it relates to FPDs, the Company’s products detect and repair defects during the production process, which allows manufacturers to improve monitoring of their production processes, avoid the expense of further costly materials and improve their yields substantially.

•	SD – Advanced consumer products continue to progress towards greater functionality packed into smaller volumes, driving further miniaturization of the semiconductor devices that enable them. New technologies in this field are also driven by a persistent impetus to lower costs. As it relates to semiconductors, the Company’s products mainly support advanced wafer processing capital equipment in advanced packaging and micro-electro-mechanical systems.

The diagram below, accessible in the Registrant’s publicly available information, illustrates how the Company’s three operating segments serve as elements in the production process of smartphones by supporting and enabling the connectivity between the three main layers of a device. The percentages refer to the portion of the Company’s revenue attributable to each operating segment in a typical year.

Similarly to smartphones, many other products in the electronics industry, including tablets, smart watches and other wearable devices, televisions and automotive display systems, are comprised of the same three layers. A PCB is typically the bottom layer upon which SDs are placed and connected and an FPD is installed as the top layer. Each one of the three segments addresses the manufacturing of a corresponding layer of the electronic device. This integral link between the segments in consumer end-products results in similar qualitative and quantitative factors, as more fully described below.

The Company also provides corresponding services on its installed base of products to customers in all three of its operating segments. Customers may enter into service and maintenance arrangements to take effect after the expiration of the applicable product warranty period, and to purchase upgrades for existing products.

The chief operating decision maker (the “CODM”) with respect to the Company’s business is the Company’s chief executive officer. The CODM administers the Company’s business along the above divisional lines corresponding to the various industrial end-products involved. The Company concluded that the aggregation of its PCB, FPD and SD operating segments into one reportable segment was appropriate by considering the qualitative and quantitative factors in the guidance in ASC 280-10-50-11.

Economic Characteristics

The Registrant believes that its three operating segments share similar economic characteristics. In reaching this conclusion, the Company took particular account of ASC 280-10-50-11, which provides that operating segments are considered similar if they can be expected to have essentially the same future prospects. The Company factored in the following guidance in ASC 280-10-55-7A:

“[T]he similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.”

In assessing the economic similarity of its operating segments, the Company evaluated its business model. All three operating segments share similar operating risks, which include, but are not limited to, the following:

•	impact on revenues based on the strength of the worldwide electronics industry;
•	common customers between and among operating segments with similar exposure to the cyclical nature of capital procurement by customers;
•	dependency of future revenues on existing customers’ continuing use and maintenance of products;
•	decline in selling price as a product matures;
•	limited number of key suppliers; and
•	rapidly changing technologies and frequent new product introductions.

In addition to the consistency in its operating model, the Company also considered the following:

Long-term average gross margins – All three segments have exhibited similar average gross margins and are expected to continue to do so. Historically, each operating segment has experienced higher gross margins on new product introductions or expansion into new industries, which margins then decline over time as products mature. As a result, the average gross margin of each segment in any given year is influenced by the mix of new and more mature products. This historical experience is expected to continue as the Company introduces new products in each of its operating segments. Gross margins are also impacted by volume. Decreases in volume in a particular operating segment have similar impacts on gross margin.

Sales trends – Sales trends for the products in each operating segment are a function of the end-product unit growth of the worldwide electronics industry. Historically, sales levels for the Company’s various products have also been influenced by the introduction of new electronic products and applications. These two factors can cause demand for the Company’s products to fluctuate from year to year.

Return on assets employed – The production processes in each segment consist principally of the assembly of various mechanical, optical and electronic components and subassemblies acquired from third party vendors and subcontractors. Since the Company focuses on assembly of its products, its operations are not capital intensive. The main tangible assets in each operating segment are human capital (i.e., employees) and inventories. As evidence of the similar production processes and tangible assets across the operating segments, the return on assets employed in each segment is comparable.

Operating cash flow – Substantially all sales are made in U.S. dollars in each segment and customer payment terms are similar for each operating segment. The Company follows well-established payment practices applicable for capital equipment throughout the electronics industry. As a result, the segments exhibit similar operating cash flow patterns.

Qualitative Characteristics

The nature of the products and services – As noted above, the Company is a central enabling supplier in the electronics manufacturing supply chain. The three operating segments are all mature businesses supplying capital equipment for yield enhancement and production of micro-electronic products. The Company’s products and services have the similar purpose of facilitating customers to enable the ‘Language of Electronics’. There exists a substantial degree of overlap between the three operating segments at the product level and the products themselves display significant commonalities. In addition, the products of each operating segment support multiple elements of electronics production to facilitate the ‘Language of Electronics’. For example, the PCB and FPD divisions supply reading equipment, including inspection, verification and testing, while the PCB, FPD and SD divisions supply writing equipment, including direct imaging (“DI”), inkjet, repair, etch and plasma-enhanced chemical vapor deposition and the PCB and SD divisions supply connecting equipment, including ultra-violet drilling and metalization.

The Company’s research and development program is conducted through a central global product organization unit (the “GPO”). By centralizing its cross-organizational research and development activities in the GPO, the Company is able to use its core technologies to develop new products that address the needs of the electronics industry and enable the ‘Language of Electronics’. Examples of these efforts include:

•	Utilizing the repair technology from the PCB segment (use of copper on PCBs to close open circuits) to develop similar repair solutions for the FPD segment.
•	Adapting the inkjet solutions used by the PCB segment for use in the SD segment with a view to replacing costly laser printing in the SD segment with inkjet printing.
•	Applying the benefits of DI technology, currently used in the PCB segment to transfer digital image data directly from the electronic media to the photoresist or solder resists, to the SD segment in order to improve product efficiency. This technology requires fewer manufacturing steps, lowers material costs and provides greater accuracy.

The Company’s core technology is transferrable between operating segments as a result of similar product functionality and production processes. Such sharing of core technology would be impossible were it not for products across all three segments that share similar functions. This commonality is one of the Company’s key competitive strengths and capitalizing on it is a central strategic goal.

The nature of the production processes – The systems that all three segments supply are composed of mechanical, optical and electronic components. The production processes employed for all products consist of the assembly and testing of components and subassemblies acquired from third party vendors and subcontractors, which are then integrated into a finished system prior to shipment to the customer. In addition, products in the three segments are manufactured under the same production methodology due to the limited number of centralized production locations. Since its acquisition of SPTS in August 2014, the Company has streamlined production processes and methods as between its SD and its other production facilities.

The similarities in the products and the production process of the operating segments also enable the Company to share procurement processes. The Company is able to utilize many of the same suppliers for its PCB, FPD and SD segments, thus allowing it to reduce lead times for production in each segment.

The products in each operating segment are manufactured based on separate sales projections or backlog; however, they are all are subject to the same corporate global operations methodologies and are examined periodically for efficiency.

The type or class of customer for their products and services – All of the Company’s customers in the PCB, FPD and SD segments are manufacturers within the electronics manufacturing supply chain. Furthermore, it is not uncommon for a single customer to purchase products from multiple operating segments. Moreover, the Company often utilizes a ‘cross-selling’ marketing strategy in order to sell several products from each of the segments to the same customer. For instance, the Company’s integrated circuit packaging customers may order inspection technology products originating in one operating segment (typically FPD), printing technology from a second operating segment (PCB) and deposition technology from a third operating segment (SD). The Company was also able to increase cross-marketing and selling its products following the creation of the SD operating segment in August 2014. As one example of these efforts, the Company recently sold its Emerald Laser Via Formation PCB product to a longstanding SD customer, specifically because it features both PCB and SD components, thus optimizing production capabilities and reducing manufacturing costs. The Company also recently sold inkjet systems, which have traditionally been used in the production of PCBs, to a customer of the SD division for use in the production process of semiconductor devices.

The need for production, inspection, test and repair solutions for manufacturers in all three operating segments is driven by the same market forces, specifically the continuing demand for high-end consumer electronics devices. The demand for flexible displays in smart mobile devices, the introduction of wearable electronics and the development of advanced automotive electronic systems drive all three segments to develop and market more sophisticated solutions. It also represents a shared growth engine for all three segments.

All three operating segments serve the same manufacturing lines and are similarly impacted by industry changes. Modifications in an end-product design and manufacturing process have a similar impact on each operating segment. A good example is the current growth in electronics components utilized in the automotive industry, which is uniformly impacting each of the Company’s three operating segments and the products required to service that industry.

The methods used to distribute their products or provide their services – Products and services in the three segments are distributed using similar processes. All three segments employ sales teams and hire sales agents and resellers to distribute their products and services. The segments’ products are sold using similar deal structures and customer support methodologies. The same sales team may also be engaged when the Company conducts a sale of products from multiple segments to the same customer.

If applicable, nature of regulatory environment – Management does not believe this criterion is applicable based on the industry it serves.

Conclusion

In determining that aggregation of its three operating segments is appropriate, the Company considered whether such aggregation is consistent with the objective and basic principle of ASC 280. Based on the foregoing, as well as the similarities of gross margins (referenced in comment 2 below) and the disclosure of its revenues by operating segment in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, the Company believes it is compliant with both the technical requirements of ASC 280 and its underlying principles. Based on this, management’s opinion is that the PCB, FPD and SD operating segments meet the specified aggregation criteria, thereby entitling the Registrant to aggregate its three operating segments into one reporting segment under ASC 280.

2.	Please provide us with 5 years of each of your historical and your projected revenues, gross margin, operating margin, and measure of segment profitability for PCB, FPD, and SD.

Registrant’s Response

The Company is separately providing to the Staff as a supplemental submission the requested historical and projected information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Under separate cover provided by the Company’s counsel, Cravath, Swaine & Moore LLP, the Company is requesting that the materials be promptly destroyed or otherwise returned to it following completion of the Staff’s review in accordance with Rule 12b-4, as well as confidential treatment of those materials pursuant to 17 C.F.R. § 83.

3.	We note the discussion on page F-41 describing how you are organized. Please tell us why the company is organized in that manner.

Registrant’s Response

As discussed in the Registrant’s response to comment 1 above, the Company has one core reportable segment that provides solutions to the electronics industry. That reporting segment is comprised of three operating segments. In addition, the Company has two non-core operating segments that do not address the electronics industry: Recognition Software Solutions for banking and credit processing industries (including a relatively new medical claims forms processing business); and Solar Energy (which, as noted on page F-41, includes the design, development, manufacture and marketing of products that enhance the performance of solar photovoltaic energy systems that produce electricity directly from sunlight).

Based on the Company’s organizational and management structure, the Company’s Chief Executive Officer serves as the CODM and, in that capacity, reviews operating results, allocates resources and assesses performance for each of the Company’s operating segments. In addition, the CODM approves operating budgets, acquisitions and other business development activities and pricing decisions for the largest customers.

In accordance with ASC 280-10-50-1, the operating segments have been organized based on how the CODM reviews, manages and allocates resources to the various businesses.

The Company has five operating segments:

•	Printed Circuit Board (PCB) segment
•	Flat Panel Display (FPD) segment
•	Semiconductor Device (SD) segment
•	Recognition Software segment
•	Solar Energy segment

For the reasons discussed above, the Company has aggregated its PCB, FPD and SD operating segments into one reportable segment, the Production Solutions for the Electronics Industry segment. In addition, the Company has two other reporting segments, its Recognition Software segment and its Solar Energy segment.

The Company considered its organizational and management structure in determining how it organizes its reporting segments. The CODM receives separate financial, operational and other information about each of the operating segments. In addition, the Recognition Software segment and the Solar Energy segment participate in different industries from each other and from the Production Solutions for the Electronics Industry segment. Customers in each reporting segment are distinct and the products in each reporting segment are marketed differently. Although ASC 280 permits the aggregation of operating segments that account for less than 10% of the Company’s combined revenues (which is the case for both the Recognition Software and Solar Energy reporting segments), management believes that information about these segments is useful to readers of the financial statements. As such, management has elected to present this data separately.

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We trust that the matters discussed above, in conjunction with the confidential information being provided to the Staff under separate cover by the Registrant’s counsel, are substantively responsive to the issues raised in the Comment Letter, and would be pleased to hear further from you should you have any responses or further comments in respect of any of these matters. If you have any questions or require further clarification, please do not hesitate to contact the undersigned at telephone: +972-8-9423668.

Very truly yours,

/s/ Ran Bareket
Ran Bareket, Corporate Vice President and Chief Financial Officer Orbotech Ltd.

cc:	Asher Levy, Orbotech Ltd.

Amichai Steimberg, Orbotech Ltd.

Eitan Glazer, Kesselman & Kesselman, PricewaterhouseCoopers

LizabethAnn Eisen, Cravath, Swaine & Moore LLP

David Cohen, Tulchinsky Stern Marciano Cohen Levitski & Co., Law Offices